M2 LAW
PROFESSIONAL CORPORATION

December 12, 2006

As Filed On Edgar

Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Mail Stop 4561

Attn: Gregory Dundas

Re:  Format, Inc., a Nevada corporation
 Registration Statement on Form 10-SB
 Filed November 14, 2006
 File No. 0-52213

Dear Mr. Dundas:

On behalf of Format, Inc., a Nevada corporation (“Company”), please find enclosed two (2) copies of the Company’s Registration Statement on Form 10-SB, Amendment No. 1 (“Amendment No. 1”), which was filed with the Securities and Exchange Commission on December 12, 2006. To facilitate your review, the copies are marked to show changes from the Company’s Registration Statement on Form 10-SB.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in your comment letter dated December 8, 2006, and to key those responses to the revisions and additions specified in Amendment No. 1.

The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-17

1.
As provided in Question 5 of the PCAOB’s June 9, 2006 Question and Answer on Adjustment to Prior Period Financial Statements Audited by Predecessor Auditor, the Company’s auditor has revised his opinion regarding the restatement adjustments by amending the last paragraph to read as follows:

500 NEWPORT CENTER DRIVE SUITE 800 NEWPORT BEACH CALIFORNIA 92660
TEL: 949 706 1470 FAX: 949 706 1475

Securities and Exchange Commission
Mr. Gregory Dundas

I also have audited the adjustments described in Note 11 that were applied to restate the 2004 financial statements to correct an error. In my opinion, such adjustments are appropriate and have been properly applied. I was not engaged to audit, review or apply any procedures to the 2004 financial statements of the Company other than with respect to the adjustments and, accordingly, I do not express an opinion or any other form of assurance on the 2004 financial statements taken as a whole.

2.
As provided in Questions 9 and 10 of the PCAOB’s June 9, 2006 Question and Answer on Adjustment to Prior Period Financial Statements Audited by Predecessor Auditor, the Company’s predecessor auditor has revised its report to address the following:

•	To specifically express that their opinion excludes the effects of the correction of an error;
•	To clearly indicate that they were not engaged to audit, review, or apply any procedures to the adjustments; and
•	To date the reissued predecessor auditor’s report as the same date of the previously issued report.

Note 2 - Summary of Significant Accounting Policies

Allowance for Doubtful Accounts, page F-24

3.	The following is a reconciliation of the inconsistencies between the Company’s previous responses:

a)
CA Lit issued shares in March 2006, and these shares were subsequently sold in that month at the prices and dates referred to in the Company’s November 13, 2006 response to comment 9 of your letter dated October 26, 2006;

b)
Cobalis shares were issued in May 2006, and subsequently sold in September and October 2006, as noted in the Company’s November 13, 2006 response to comment 9. The October 2006 sale also represents the marketable security balance at September 30, 2006 ($5,000).

c)
IVI - the sale dates were accurately reported in the Company’s November 13, 2006 response to comment 9; however, the shares were issued in February 2006 as noted in the prior October 12, 2006 response to comment 30.

4.
As was discussed in the Company’s previous response to comments 10-12 of your letter dated October 26, 2006, the substance of the transaction is the issuance of shares by the Company’s customers as payment in full for receivables with the Company’s President merely acting as an agent to receive the shares due to a legal technicality. Prior to the receipt of the common stock by the President, the President had advanced cash into the Company for working capital purposes, so the Company had a liability at that time to its President. The flow of entries by the Company was just done so the Company would recognize the impact for tax purposes to its President. The journal entry that the staff has suggested in fact did occur, not just through one entry, but through a combination of entries.

Securities and Exchange Commission
Mr. Gregory Dundas

Dr. Advance Shareholder
Cr. Accounts receivable

Dr. Marketable securities
Cr. Advance Shareholder

So the advance to the shareholder cancels out. The shareholder advance recorded when the shares were transferred from the President to the Company was and still remains a liability to be repaid by the Company.

5.
The Company will quarterly evaluate the collectibility of its accounts receivable and if necessary adjust their allowance for doubtful accounts based on any changes in the estimate of their allowance. The Company also directly writes-off its receivables, if they are deemed uncollectible. In the disclosure for Allowance for Doubtful Accounts, the Company included the directly written off accounts receivable into the chart, when in fact these receivables did not impact the Allowance for Doubtful Accounts. The chart has been revised to accurately reflect the transactions that occurred. The Company as noted in their statements of operations for the periods presented did not record any recovery of bad debt. The Company has corrected this in its financial statements filed with Amendment No 1.

The journal entries the Company makes with respect to the allowance for doubtful accounts are as follows:

Dr. Accounts Receivable
Cr. Sales

To record sales

Dr. Bad Debt Expense
Cr. Allowance for Doubtful Accounts

To allow for uncollectible receivables.

Or

Dr. Bad Debt Expense
Cr. Accounts Receivable

To write-off accounts receivable that are deemed uncollectible

Securities and Exchange Commission
Mr. Gregory Dundas

During the years ended 2004, 2005 and during 2006, the Company had directly written off accounts receivable of $58,822, $17,089 and $1,664 for the nine months ended September 30, 2006. At December 31, 2005, the Company adjusted the reserve by $7,325 by the following entry which has also been noted in the updated disclosure:

Dr. Allowance for Doubtful Accounts
Cr. Bad Debt Expense

At December 31, 2004, 2005 and September 30, 2006, the Company adjusts the allowance if necessary and will continue to do this on a quarterly basis to match with specific customers.

Note 4 - Loans Receivable, page F-30

6.
The Company’s response did provide a range; however, the footnote disclosure that was amended (Note 4) stated the interest rate at 8% (no range). As noted in paragraphs 13 and 14 of APB 21, which the Company used as a guide to determine an appropriate rate, with the prime rate in 2004 and 2005 ranging between 5.25% and 6.75%, based on discussions with the debtor, a loan with a financial institution with a personal guarantee collateralizing the debt would be no more than prime plus 1%. Using a rate of 8% would exceed that rate. The Company did consider the debtor’s credit standing as well as market terms for lending arrangements with similar terms.

Using the best single-point best estimate of the impact of the error of not imputing the appropriate interest on the receivables and payables for the periods presented for 2005, would result in a net loan receivable of approximately $3,500 resulting in $280 at 8%. Materiality for 2005 was $4,800 for planning materiality, $3,600 for tolerable misstatement and $1,200 for individual significant items.

Combining the loans together in 2004 would result in a net loan receivable of approximately $15,500 which is higher due to the loan receivable of $27,000 that was paid by the Company during 2004, resulting in approximately $1,000 at 8%. Materiality in 2004 was comparable to the amounts in 2005.

There were no other items that detailed as passed adjustments for these periods.

Securities and Exchange Commission
Mr. Gregory Dundas

The Company has also considered “qualitative” factors to determine whether these quantitative immaterial items would be qualitatively material. The factors the Company has considered are whether the misstatement arose from an estimate, whether the misstatement altered changes in earnings including earnings per share and whether it changed a loss into income, whether the misstatement affected the Company’s compliance with regulatory requirements, loan covenants or any other contractual requirements, whether the misstatement has the effect of increasing management’s compensation, and whether or not the misstatement involved concealment of an unlawful transaction. None of these qualitative or quantitative factors would render the passed adjustments as being considered material to the financial statements.

Should you have any questions or comments concerning the enclosed materials, please contact me at 949-706-1470.

Sincerely,

M2 Law Professional Corporation

/s/ Michael Muellerleile
Michael Muellerleile